Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Pre-Effective Amendment No. 2 to the Registration Statement (Form S-3, No. 333-200192) and related Prospectus of First NBC Bank Holding Company for the registration of debt securities, common stock, preferred stock, and units that include any of these securities and to the incorporation by reference therein of our report dated March 31, 2015, with respect to the consolidated financial statements of First NBC Bank Holding Company included in its Annual Report (Form 10-K) for the year ended December 31, 2014, and our report dated March 31, 2015, with respect to the effectiveness of internal control over financial reporting of First NBC Bank Holding Company included in its Annual Report (Form 10-K/A) for the year ended December 31, 2014, each filed with the Securities and Exchange Commission.

New Orleans, LA
November 20, 2015